Filed by EMC Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Legato Systems, Inc.

Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“Legato”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

The following is a copy of a press release issued by EMC on August 6, 2003.

EMC Comments on Analyst Day

HOPKINTON, Mass.—Aug. 6, 2003—Earlier today, EMC Corporation (“EMC”) held its annual financial analyst meeting in New York and issued a press release which included the following business outlook:

—	EMC expects its revenue growth rate to be in the mid-teens for the second half of 2003 and fiscal year 2004, compared to the prior comparable periods.

—	EMC expects its gross margins will continue to improve to 48% or greater by the fourth quarter of 2004. However, gross margins may fluctuate from quarter to quarter based on varying rates of revenue growth.

—	EMC reaffirmed that it is on track to be profitable for each of the remaining quarters in 2003 and to meet its previously stated expectations for the third quarter of 2003. (See July 16, 2003, news release, “EMC Reports Second Quarter Results.”)

The above statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. Except for the planned acquisition of LEGATO Systems, Inc., these statements do not include the potential impact of any mergers, acquisitions, divestitures, or business combinations that may be completed after the date hereof.

EMC expanded its business outlook stating that it expects its revenue growth rate to be between 13% and 17% for the second half of 2003 and the fiscal year 2004, compared to the prior comparable periods. The revenue growth rate is expected to be at the low end of the range without the impact of the acquisition of LEGATO Systems, Inc. The revenue growth rate is expected to be at the high end of the range including the impact of the acquisition of LEGATO Systems, Inc. Consensus revenue growth estimates for each of EMC and LEGATO Systems, Inc. for fiscal year 2004 compared to fiscal year 2003 are approximately 13%.

About EMC

EMC Corporation is the world leader in information storage systems, software, networks and services, providing automated networked storage solutions that enable organizations of all sizes to better and more cost-effectively manage, protect and share their information. More information about EMC’s products and services can be found at www.EMC.com.

Forward Looking Statements

This release contains “forward-looking statements” as defined under the Federal Securities Laws. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the announced plan to acquire Legato Systems, Inc.; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in information technology spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product and services revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in EMC’s filings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such forward-looking statements after the date of this release.

Additional Information and Where to Find it

EMC filed a registration statement on Form S-4 on July 31, 2003 with the U.S. Securities and Exchange Commission (the “SEC”) to register the shares of EMC common stock to be used in the proposed transaction. The registration statement is not final and will be further amended. LEGATO intends to file a proxy statement with the SEC for solicitation of proxies from LEGATO stockholders in connection with its special meeting. Investors and security holders of EMC and LEGATO are advised to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO, when available, as well as any amendments or supplements to those documents, because they contain, and will contain, important information about EMC, LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO, when available, as well as any amendments or supplements to those documents, at the SEC’s website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company’s other filings with the SEC, when available, as well as any amendments or supplements to those documents, also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO’s filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.